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SI 10028013 :OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-1-5204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Piper Jaffray & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall
(No. and Street)

SEC Mail Processing Section
MAR 01 2010
Washington DC
105

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbra L. Schoneman **(612) 303-8069**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, *Debbra L. Schoneman*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Jaffray & Co.*, as of *December 31, 2009*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BRENDA M CICH
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/15

Brenda M. Cich
Notary Public

Debbra L. Schoneman
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
☐ Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piper Jaffray & Co.
(A Wholly Owned Subsidiary of Piper Jaffray Companies)
Index to Consolidated Statement of Financial Condition
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Piper Jaffray & Co.

We have audited the accompanying consolidated statement of financial condition of Piper Jaffray & Co. (the Company) as of December 31, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Piper Jaffray & Co. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2010

Piper Jaffray & Co.
(A Wholly Owned Subsidiary of Piper Jaffray Companies)
Consolidated Statement of Financial Condition
December 31, 2009

(Amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	3,984
Cash and cash equivalents segregated for regulatory purposes		9,006
Receivables:		
Customers		60,852
Brokers, dealers and clearing organizations		231,865
Deposits with clearing organizations		17,786
Securities purchased under agreements to resell		149,682
Financial instruments and other inventory positions owned		642,682
Financial instruments and other inventory positions owned and pledged as collateral		137,371
Total financial instruments and other inventory positions owned		780,053
Fixed assets (net of accumulated depreciation and amortization of $55,117)		13,769
Goodwill		111,051
Other receivables		25,396
Other assets		106,446
Total assets	$	1,509,890
Liabilities and Shareholder's Equity		
Short-term financing	$	90,079
Payables:		
Customers		28,596
Checks and drafts		8,622
Brokers, dealers and clearing organizations		70,554
Securities sold under agreements to repurchase		36,134
Financial instruments and other inventory positions sold, but not yet purchased		330,832
Accrued compensation		115,180
Intercompany payable to affiliate		100,651
Other liabilities and accrued expenses		33,024
Total liabilities		813,672
Shareholder's equity:		
Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding		-
Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding		-
Additional paid-in capital		749,269
Other comprehensive income		59
Accumulated deficit		(53,110)
Total shareholder's equity		696,218
Total liabilities and shareholder's equity	$	1,509,890

See Notes to Consolidated Statement of Financial Condition

Piper Jaffray & Co.
(A Wholly Owned Subsidiary of Piper Jaffray Companies)
Notes to Consolidated Statement of Financial Condition
December 31, 2009

Note 1 *Background*

Piper Jaffray & Co. (the "Company") is a wholly owned subsidiary of Piper Jaffray Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange ("NYSE"). The Company is a self-clearing securities broker dealer and investment banking firm registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites and conducts secondary trading in corporate and municipal securities, acts as a broker of option contracts and provides various other financial services.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Piper Jaffray & Co. and all other entities in which the Company has a controlling financial interest. All material intercompany balances have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity ("VIE"), a special-purpose entity ("SPE"), or a qualifying special-purpose entity ("QSPE") under U.S. generally accepted accounting principles.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities, where the Company has a majority interest, are consolidated in accordance with Financial Accountings Standards Board ("FASB") Accounting Standards Codification Topic 810, "Consolidation," ("ASC 810"). ASC 810 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.

As defined in ASC 810, VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. ASC 810 states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

SPEs are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in FASB Accounting Standards Codification Topic 860, "Transfers and Servicing" ("ASC 860"), to determine whether or not such SPEs are required to be consolidated. Certain SPEs meet the ASC 860 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in ASC 860, QSPEs are not consolidated. An entity accounts for its involvement with QSPEs under a financial components approach.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or control remains with one of the owners. These SPEs are typically considered VIEs and are reviewed under ASC 810 to determine the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by FASB Accounting Standards Codification Topic 323, "Investments – Equity Method and Joint Ventures" ("ASC 323"). If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at cost.

Use of Estimates

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers and clearing organizations on the consolidated statement of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in other receivables and other liabilities and accrued expenses on the consolidated statement of financial condition.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, on our consolidated statement of financial condition consist of financial instruments recorded at fair value. Securities (both long and short) are recognized on a trade-date basis.

Fair Value Hierarchy - FASB Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures," ("ASC 820") provides a definition of fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I - Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market. The type of financial instruments included in Level I are highly liquid instruments with quoted prices such as equities listed in active markets, U.S. treasury bonds, money market securities and certain firm investments.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are U.S. government agency securities, corporate bonds, certain municipal securities, certain asset-backed securities and convertible securities.

Level III - Instruments that have little to no pricing observability as of the report date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments included in this category generally include certain asset-backed securities, certain municipal securities and certain firm investments.

Valuation Of Financial Instruments - The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurements.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Depreciation of furniture and equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

Leases

The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company's lease agreements generally range up to 10 years. Some of the leases contain renewal options, escalation clauses, rent free holidays and operating cost adjustments.

For leases that contain escalations and rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of other liabilities and accrued expenses.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of other liabilities and accrued expenses.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the Company's reporting unit based on market prices for similar assets, where available, the Parent Company's market capitalization and the present value of the estimated future cash flows associated with the reporting unit. We have completed our annual assessment of goodwill as of November 30, 2009, and no impairment was identified.

Intangible assets with determinable lives consist of software technologies that were amortized over three years.

Other Receivables

Other receivables include management fees receivable, accrued interest and loans made to revenue-producing employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized using the straight-line method over the respective terms of the loans, which generally range up to three years.

Other Assets

Other assets include net deferred tax assets, prepaid expenses and proprietary investments. The Company's investments include investments in private companies, partnerships, bridge-loan financings and investments to fund deferred compensation liabilities.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes," ("ASC 740").

Note 3 *Recent Accounting Pronouncements*

Adoption of New Accounting Standards

The Hierarchy of GAAP

Effective for interim and annual reporting periods ending after September 15, 2009, the FASB Accounting Standards Codification ™ (the "Codification") became the single source of authoritative nongovernmental U.S. generally accepted accounting principles ("GAAP") recognized by the FASB. The Codification supersedes existing nongrandfathered, non-Securities and Exchange Commission ("SEC") accounting and reporting standards. The Codification did not change GAAP, but rather organized it into a hierarchy where all guidance within the codification carries an equal level of authority. All accounting literature not included in the Codification is considered non-authoritative. The Codification impacted the Company's financial statement disclosures since all references to authoritative accounting literature are now referenced in accordance with the Codification.

Subsequent Events

In May 2009, the FASB updated the accounting guidance on the recognition and disclosure of subsequent events described in FASB Accounting Standards Codification Topic 855, "Subsequent Events," ("ASC 855"). Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the statement of financial condition is issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet. Unrecognized subsequent events are events or transactions that provide evidence about conditions that did not exist at the date of the balance sheet, but arose before the statement of financial condition was issued. Recognized subsequent events are recorded in the consolidated statement of financial condition and unrecognized subsequent events are excluded from the consolidated statement of financial condition but disclosed in the notes to the consolidated statement of financial condition if their effect is material. The Company adopted this accounting guidance in the quarter ended June 30, 2009. The adoption of the updated guidance did not have a material impact on the Company's consolidated statement of financial condition. See Note 21 for discussion on subsequent events.

Fair Value Measurements and Disclosures

In April 2009, the FASB updated the accounting standards described in ASC 820 to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability has significantly decreased relative to historical levels and additional guidance on circumstances that may indicate that a transaction is not orderly. The guidance required entities to disclose in interim and annual periods the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by FASB Accounting Standards Codification Topic 320, "Investments – Debt and Equity Securities," ("ASC 320") shall be disclosed by major category. This guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption did not have a material impact on the Company's consolidated statement of financial condition.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, "Measuring Liabilities at Fair Value" ("ASU 2009-05"). ASU 2009-05 amends ASC 820, by providing additional guidance clarifying the measurement of liabilities at fair value. Among other things, the guidance clarifies how the price of a traded debt security (i.e., an asset value) should be considered in estimating the fair value of the issuer's liability. It also provides clarifying guidance that the fair value measurement of a liability shall not include a separate input or adjustment to other inputs for the existence of a contractual restriction that prevents the transfer of the liability. ASU 2009-05 was effective for the first interim and annual reporting periods beginning after issuance. The adoption did not have a material impact on the consolidated statement of financial condition of the Company.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, "Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)" ("ASU 2009-12"). ASU No. 2009-12 amends ASC 820 by permitting entities, as a practical expedient, to estimate the fair value of investments within its scope using the net asset value ("NAV") per share of the investment as of the reporting entities' measurement dates. ASU No. 2009-12 was effective October 1, 2009 and the adoption did not have a material impact on the consolidated statement of financial condition of the Company.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB updated the accounting guidance described in ASC 810 to establish the accounting and reporting for ownership interests in subsidiaries not attributed directly or indirectly to a parent. The update re-characterizes noncontrolling interest in consolidated subsidiaries as noncontrolling interests and requires the classification of noncontroling interests as a component of equity. A change of control is measured at fair value, with any gain or loss recognized in earnings. The updated guidance was effective for fiscal years beginning after December 15, 2008. The provisions of the updated guidance are to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively to all periods presented. The Company adopted the new guidance as of January 1, 2009 and the adoption did not have a material impact on the consolidated statement of financial condition.

Future Adoption of New Accounting Standards

Consolidation of Variable Interest Entities

In June 2009, the FASB issued guidance amending ASC 810 that addresses the effects of eliminating the QSPE concept and constituent concerns over the transparency of enterprises' involvement with variable interest entities ("VIE"). The guidance would require, among other things, a qualitative rather than quantitative analysis to determine the primary beneficiary ("PB") of the VIE, continuous assessments of whether the entity is the PB of the VIE, and enhance disclosures about involvement with VIEs. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009 and is applicable to all entities with which the enterprise has involvement, regardless of when that involvement arose. The Company does not expect the new guidance to have a material impact on its consolidated statement of financial condition.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements," ("ASU 2010-06") amending ASC 820. The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to disclose information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 also further clarifies existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance in ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. While ASU 2010-06 does not change accounting requirements, it will impact the Company's disclosures about fair value measurements.

Note 4 *Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased*

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at December 31, 2009 were as follows:

(Dollars in thousands)	
Financial instruments and other inventory positions owned:	
Corporate securities:	
Equity securities	$ 1,664
Convertible securities	75,295
Fixed income securities	112,825
Municipal securities	324,157
Asset-backed securities	70,425
U.S. government agency securities	125,576
U.S. government securities	70,111
	$ 780,053
Financial instruments and other inventory positions sold, but not yet purchased:	
Corporate securities:	
Equity securities	$ 25,966
Convertible securities	3,678
Fixed income securities	122,313
Municipal securities	26
Asset-backed securities	8,937
U.S. government agency securities	67,001
U.S. government securities	102,911
	$ 330,832

At December 31, 2009, financial instruments and other inventory positions owned in the amount of $137.4 million had been pledged as collateral for the Company's repurchase agreements, secured borrowings and securities loaned.

Inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition. The Company economically hedges changes in market value of its financial instruments and other inventory positions owned utilizing inventory positions sold, but not yet purchased, futures and exchange-traded options.

Note 5 *Fair Value of Financial Instruments*

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, at fair value on the consolidated statement of financial condition.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and other characteristics specific to the instrument. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

Financial Instruments and Other Inventory Positions Owned

Equity securities – Equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the report date. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized as Level I.

Convertible securities – Convertible securities are valued based on observable trades or models with observable market inputs, such as stock price and volatility, and are generally categorized as Level II.

Fixed income securities – Fixed income securities include corporate bonds which are valued based on pricing services or broker quotes, when available. When observable price quotations are not available, fair value is determined based upon model-based valuation techniques with observable inputs such as the present value of estimated cash flows. Accordingly, these corporate bonds are categorized as Level II. Instances where key inputs are unobservable or there is less frequent or nominal activity, these instruments are categorized as Level III.

Municipal securities – Municipal securities include auction rate securities, variable rate demand notes, tax-exempt municipal securities and taxable municipal securities. Auction rate securities were historically traded and valued as floating rate notes, priced at par due to the auction mechanism. Beginning in 2008, the auction rate securities market experienced dislocation due to uncertainties in the credit markets. During 2009, certain areas of the auction rate market began to function, however, lower credit issuers remain illiquid. Accordingly, auction rate securities with limited liquidity are valued based upon the Company's expectations of issuer refunding plans and using internal models and are categorized as Level III. Variable rate demand notes, tax-exempt and taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore categorized as Level II.

Asset-backed securities – Certain asset-backed securities are valued using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data. These asset-backed securities are categorized as Level II. Other asset-backed securities, which are principally collateralized by residential mortgages or aircraft and have experienced low volumes of executed transactions, result in less observable transaction data. These assets are valued using cash flow models that utilize unobservable inputs including credit default rates for residential mortgages and airplane lease rates, utilization rates, trust costs, aircraft residual values and assumptions on timing of sales for aircraft. These asset-backed securities are categorized as Level III.

U.S. government agency securities – U.S. government agency securities include agency debt bonds and mortgage bonds. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities. Agency debt bonds are categorized as Level II. Mortgage bonds include mortgage pass-through securities, agency collateralized mortgage-obligations ("CMO"), and non-agency bonds. Mortgage pass-through securities and CMO securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore, generally are categorized as Level II. Non-agency bonds are valued using observable market inputs, such as market yield curves and spreads, or models based upon prepayment expectations, which are then categorized as Level II or Level III.

U.S. government securities – U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted prices and therefore categorized as Level I.

Investments

The Company's investments, which are included in other assets on the Company's consolidated statement of financial condition, are valued at fair value and include investments in public companies, warrants of public or private companies and investments in certain illiquid municipal bonds. Investments in public companies are valued based on quoted prices on active markets and reported in Level I. Company owned warrants, which have a cashless exercise option, are valued using the Black-Scholes option-pricing model and reported as Level III assets. Investments in certain illiquid municipal bonds that the Company is holding for investment are reported as Level III assets.

The following table summarizes the valuation of our financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2009:

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:				
Financial instruments and other inventory positions owned:				
Corporate securities:				
Equity securities	$ 1,664	$ -	$ -	$ 1,664
Convertible securities	-	75,295	-	75,295
Fixed income securities	-	112,825	-	112,825
Municipal securities	-	306,332	17,825	324,157
Asset-backed securities	-	46,186	24,239	70,425
U.S. government agency securities	-	125,576	-	125,576
U.S. government securities	70,111	-	-	70,111
Total financial instruments and other inventory positions owned:	71,775	666,214	42,064	780,053
Cash equivalents	2,052	-	-	2,052
Investments	1,139	-	1,216	2,355
Total assets	$ 74,966	$ 666,214	$ 43,280	$ 784,460
Liabilities:				
Financial instruments and other inventory positions sold, but not yet purchased:				
Corporate securities:				
Equity securities	$ 25,966	$ -	$ -	$ 25,966
Convertible securities	-	3,678	-	3,678
Fixed income securities	-	114,542	7,771	122,313
Municipal securities	-	26	-	26
Asset-backed securities	-	6,783	2,154	8,937
U.S. government agency securities	-	67,001	-	67,001
U.S. government securities	102,911	-	-	102,911
Total financial instruments and other inventory positions sold, but not yet purchased:	128,877	192,030	9,925	330,832
Investments	-	-	19	19
Total liabilities	$ 128,877	$ 192,030	$ 9,944	$ 330,851

The Company's Level III assets were $43.3 million, or 5.5 percent of financial instruments measured at fair value at December 31, 2009.

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash, securities either purchased or sold under agreements to resell, receivables and payables either from or to customers and brokers, dealers and clearing organizations and short-term financings.

Note 6 *Variable Interest Entities*

In the normal course of business, the Company periodically creates or transacts with entities that may be VIEs. The determination as to whether an entity is a VIE is based on the amount and nature of the Company's equity investment in the entity. The Company also considers other characteristics such as the ability to influence the decision making about the entity's activities and how the entity is financed. The Company's involvement with VIEs is limited to entities used as either securitization vehicles or investment vehicles.

The Company has investments in and/or acts as the managing partner or member to approximately 8 partnerships and limited liability companies ("LLCs"). These entities were established for the purpose of investing in equity and debt securities of public and private investments and were initially financed through the capital commitments of the members. At December 31, 2009, the Company's aggregate net investment in these partnerships and LLCs totaled $7.0 million. The Company's remaining capital commitment to these partnerships and LLCs was $0.5 million at December 31, 2009.

The Company has identified one LLP and two LLCs described above as VIEs. The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. It was determined that the Company is not the primary beneficiary of these VIEs, even though, the Company owns a significant variable interest in them. These VIEs had assets approximating $173.6 million at December 31, 2009. The Company's exposure to loss from these entities is $4.9 million, which is the value of its capital contributions recorded in other assets on the consolidated statement of financial condition at December 31, 2009. The Company had no liabilities related to these entities at December 31, 2009.

The Company has not provided financial or other support to the VIEs that it was not previously contractually required to provide as of December 31, 2009.

Note 7 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Amounts receivable from brokers, dealers and clearing organizations as of December 31, 2009 included:

(Dollars in thousands)	
Receivable arising from unsettled securities transactions, net	$ 35,324
Deposits paid for securities borrowed	166,399
Receivable from clearing organizations	9,951
Securities failed to deliver	13,102
Other	7,089
Total receivables	$ 231,865

Amounts payable to brokers, dealers and clearing organizations as of December 31, 2009 included:

(Dollars in thousands)	
Deposits received for securities loaned	$ 25,988
Payable to clearing organizations	10,711
Securities failed to receive	22,118
Other	11,737
Total payables	$ 70,554

Note 8 *Receivables from and Payables to Customers*

Amounts receivable from customers as of December 31, 2009 included:

(Dollars in thousands)	
Cash accounts	$ 42,228
Margin accounts	18,624
Total receivables	$ 60,852

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated statement of financial condition. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers as of December 31, 2009 included:

(Dollars in thousands)	
Cash accounts	$ 17,957
Margin accounts	10,639
Total payables	$ 28,596

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 9 *Collateralized Securities Transactions*

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others.

The Company obtained securities with a fair value of approximately $332.3 million at December 31, 2009, of which $144.5 million has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under financial instruments and other inventory positions sold, but not yet purchased.

Note 10 *Other Assets*

Other assets included investments in public companies valued at fair value, investments in private companies and bridge-loans valued at cost, investments in private equity partnerships that are valued using the equity method of accounting, net deferred tax assets and prepaid expenses.

Other assets at December 31, 2009 included:

(Dollars in thousands)	
Investments at fair value	$ 2,355
Loans at cost	11,927
Investments valued using equity method	8,375
Deferred income tax assets	77,895
Prepaid expenses	5,278
Other	616
Total other assets	$ 106,446

Note 11 *Goodwill*

The following table presents the changes in the carrying value of goodwill for the year ended December 31, 2009:

(Dollars in thousands)	
Balance at December 31, 2008	$ 111,051
Goodwill acquired	-
Impairment losses	-
Balance at December 31, 2009	$ 111,051

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist that could indicate possible impairment. The Company tests for impairment at the reporting unit level, which are generally one level below its operating segments. The Company has identified one reporting unit: capital markets. The goodwill impairment test is a two-step process. The first step of the process consists of comparing the estimated fair value of a reporting unit with its book value. If the estimated fair value is less than the carrying value, the second step is performed to compute the amount of impairment by determining an "implied fair value" of goodwill.

The Company completed its annual goodwill impairment testing as of November 30, 2009, and no impairment was identified.

Note 12 *Fixed Assets*

The following is a summary of fixed assets as of December 31, 2009:

(Dollars in thousands)	
Furniture and equipment	$ 32,889
Leasehold improvements	16,874
Software	18,328
Projects in process	795
Total	$ 68,886
Less accumulated depreciation and amortization	(55,117)
	$ 13,769

Note 13 *Short-Term Financing*

The following is a summary of short-term financing and the weighted average interest rate on borrowings as of December 31, 2009:

(Dollars in thousands)	Outstanding Balance	Weighted Average Interest Rate
Bank lines (secured)	$ 68,000	1.35%
Commercial paper (secured)	22,079	1.25%
Total short-term financing	$ 90,079	

The Company has committed short-term bank line financing available on a secured basis and uncommitted short-term bank line financing available on both a secured and unsecured basis. The Company uses these credit facilities in the ordinary course of business to fund a portion of its daily operations and the amount borrowed under these credit facilities varies daily based on the Company's funding needs.

The Company's committed short-term bank line financing at December 31, 2009 consisted of a $250 million committed revolving credit facility with U.S. Bank, N.A., which was renewed in September 2009. Advances under this facility are secured by certain marketable securities. The unpaid principal amount of all advances under this facility will be due on September 30, 2010. The Company pays a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis.

The Company's uncommitted secured lines at December 31, 2009 totaled $275 million with three banks and are dependent on having appropriate collateral, as determined by the bank agreement, to secure an advance under the line. The availability of the Company's uncommitted lines are subject to approval by the individual banks each time an advance is requested and may be denied. In addition, the Company has established arrangements to obtain financing by another broker dealer at the end of each business day related specifically to its convertible inventory.

In 2009, the Company initiated a secured commercial paper program to fund a portion of its securities inventory. The senior secured commercial paper notes ("Series A CP Notes") are secured by the Company's securities inventory with maturity on the Series A CP Notes ranging from thirty days to two hundred seventy days from date of issuance. The Series A CP Notes are interest bearing or sold at a discount to par with an interest rate based on the London Interbank Offered Rate ("LIBOR") plus an applicable margin.

As part of these short-term financing arrangements, the Company is subject to various financial and operational covenants. At December 31, 2009, the Company was in compliance with all covenants related to its financing facilities.

Note 14 *Contingencies and Commitments*

Loss Contingencies

The Company has been named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

As part of the asset purchase agreement between UBS and the Company for the sale of the PCS branch network, the Company retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the consolidated statement of financial condition of the Company.

Operating Lease Commitments

The Company leases office space throughout the United States and in a limited number of foreign countries where the Company's international operations reside. The Company's only material lease is for its corporate headquarters located in Minneapolis, Minnesota. Aggregate minimum lease commitments under operating leases as of December 31, 2009 are as follows:

(Dollars in thousands)	
2010	$ 13,946
2011	11,117
2012	10,562
2013	10,368
2014	5,471
Thereafter	2,483
	$ 53,947

Total minimum rentals to be received from 2010 through 2016 under noncancelable subleases were $13.4 million at December 31, 2009.

Fund Commitments

As of December 31, 2009, the Company had commitments to invest approximately $0.5 million in limited partnerships that make investments in private equity and venture capital funds. The commitments are estimated to be funded, if called, through the end of the respective investment periods ranging from 2010 to 2011.

Loan Commitments

As of December 31, 2009, the Company had commitments of $5.0 million for short-term bridge loan financings for our clients.

Other Commitments

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated statement of financial condition for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

Note 15 *Restructuring*

The following table presents a summary of activity with respect to the restructuring-related liabilities included within other liabilities and accrued expense on the statement of financial condition.

(Dollars in thousands)	Restructure Liability
Balance at December 31, 2008	$ 17,388
Provisions charged to continuing operations	3,524
Recovery of provision charged to discontinued operations	(590)
Cash outlays	(11,539)
Non-cash write-downs	(81)
Balance at December 31, 2009	$ 8,702

Note 16 *Employee Benefit Plans*

The Parent Company has various employee benefit plans, and substantially all Company employees are covered by at least one plan. The plans include a tax-qualified retirement plan (the "Retirement Plan"), a frozen non-qualified retirement plan, a post-retirement medical plan, and health and welfare plans.

Note 17 *Parent Company Stock-Based Compensation Plan*

The Parent Company maintains one stock-based compensation plan, the Incentive Plan. The plan permits the grant of equity awards, including non-qualified stock options and restricted stock, to the Company's employees.

Note 18 *Net Capital Requirements and Other Regulatory Matters*

Piper Jaffray is registered as a securities broker dealer with the SEC and is a member of various self regulatory organizations ("SROs") and securities exchanges. FINRA serves as Piper Jaffray's primary SRO. Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2009, net capital calculated under the SEC rule was $335.2 million, and exceeded the minimum net capital required under the SEC rule by $333.8 million.

Note 19 *Income Taxes*

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred tax asset included in other assets on the consolidated statement of financial condition consisted of the following items at December 31:

(Dollars in thousands)		
Deferred tax assets:		
Liabilities/accruals not currently deductible	$	3,806
Pension and retirement costs		4,138
Deferred compensation		63,150
Other		8,977
		80,071
Deferred tax liabilities:		
Firm investments		666
Fixed assets		496
Other		1,014
		2,176
Net deferred tax asset	$	77,895

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets.

Note 20 *Related Party Transactions*

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities, manages investments, markets derivative instruments and structures complex transactions for affiliates. Pursuant to shared services agreements, the Company records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. At December 31, 2009, payable to affiliates of $100.7 million was included in other liabilities and accrued expenses on the consolidated statement of financial condition, representing the amounts payable for related party transactions.

Note 21 *Subsequent Event*

On February 4, 2010, the Company declared and paid a $75.0 million dividend to the Parent Company in accordance with certain notification and other provisions of the SEC and FINRA rules.

Consolidated Statement of Financial Condition

Piper Jaffray & Co. (A Wholly Owned Subsidiary of Piper Jaffray Companies)
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Ernst & Young

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Stockholder
Piper Jaffray & Co.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Piper Jaffray & Co. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA), in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, which included copies of the checks mailed to SIPC. We noted no differences.
2. Compared the amounts in the SIPC assessment worksheet as prepared by management and derived from the FOCUS reports for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009. We noted no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers as prepared by management and derived from the Company's general ledger. We noted no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2010

1002-1133701

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015204 FINRA DEC
PIPER JAFFRAY & CO 14*14
ATTN: SANDRA JONES
800 NICOLLET MALL STE 800
MINNEAPOLIS MN 55402-7020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sandra Jones 612-303-6424

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 862,789

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (308,641)

7-27-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 554,148

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 554,148

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 554,148

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Piper Jaffray & Co.
(Name of Corporation, Partnership or other organization)

Sandra Jones
(Authorized Signature)

Regulatory Reporting Manager
(Title)

Dated the 19th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31st, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 350,433,127
2b. Additions:		
(1) Total revenués from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		3,981,167
(7) Net loss from securities in investment accounts.		
Total additions		3,981,167
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		1,752,647
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue related to Employee Stock Grants - "Cancellations" The revenue is posted to income per GAP accounting. Discussed with Linda M. Siemers on 2/16/10. (SIPC Manager-Member Assessment)		3,813,595
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3,732,524	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 96,149	
Enter the greater of line (i) or (ii)		3,732,524
Total deductions		9,298,766
2d. SIPC Net Operating Revenues		$ 345,115,528
2e. General Assessment @ .0025		$ 862,789

(to page 1 but not less than $150 minimum)